FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

15 December 2023

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 31 October 2023.

UK Venues

Date of purchase:	15 December 2023
Number of ordinary shares of US$0.50 each purchased:	3,489,048
Highest price paid per share:	£6.1840
Lowest price paid per share:	£6.0780
Volume weighted average price paid per share:	£6.1242

All repurchases on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	15 December 2023
Number of ordinary shares of US$0.50 each purchased:	2,996,800
Highest price paid per share:	HK$61.5500
Lowest price paid per share:	HK$60.9000
Volume weighted average price paid per share:	HK$61.2841

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Since the commencement of the buy-back announced on 31 October 2023, the Company has repurchased 198,165,661 ordinary shares for a total consideration of approximately US$1,505.0m.

Following the cancellation of the shares repurchased on the UK Venues, the Company's issued ordinary share capital will consist of 19,282,583,868 ordinary shares with voting rights. There are no ordinary shares held in treasury. Cancellation of the shares repurchased today on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

The above figure of 19,282,583,868 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company as required under the Disclosure Guidance and Transparency Rules in the UK and/or the Securities and Future Ordinance in Hong Kong.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Morgan Stanley on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0487X_1-2023-12-15.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Corporate Governance & Secretariat

+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 December 2023